 Exhibit 99.1

News Release

B2Gold Reports Strong Q1 2020 Results and Quarterly Records for Total Gold Production, Gold Revenue, Operating Cash Flows and Cash Operating Costs; Increases Quarterly Dividend to $0.02 per share

Vancouver, May 5, 2020 – B2Gold Corp. (TSX: BTO, NYSE AMERICAN: BTG, NSX: B2G) (“B2Gold” or the “Company”) is pleased to announce its operational and financial results for the first quarter of 2020. The Company previously released its gold production and gold revenue results for the first quarter of 2020. All dollar figures are in United States dollars unless otherwise indicated.

The Company is also pleased to announce that it has increased its quarterly dividend by 100% to $0.02 per share, or an expected $0.08 per share annually, which will become effective upon approval and declaration of the second quarter dividend in June 2020. The declaration and payment of future quarterly dividends remains at the discretion of the Board of Directors and will depend on the Company's financial results, cash requirements, future prospects and other factors deemed relevant by the Board.

The Company has been monitoring the COVID-19 pandemic and the potential impact at B2Gold's operations since mid-February 2020. B2Gold places the safety and well-being of its workforce as the highest priority and continues to encourage input from all its stakeholders as the situation continues to evolve. The Company continues to monitor public and employee sentiment to ensure that stakeholders are in alignment with the continued operations at its mines.

2020 First Quarter Highlights

•	Consolidated gold production of 250,632 ounces, well-above budget by 7% (16,156 ounces) and a significant increase of 25% (50,090 ounces) over the first quarter of 2019 (excluding discontinued operations) with solid performances from all the Company’s operations (all exceeding their targeted production for the quarter)
•	Record quarterly total gold production of 264,862 ounces (including 14,230 ounces of attributable reported gold production from Calibre; previously estimated as 12,000 ounces in the Company’s press release dated April 8, 2020) (1)
•	Record quarterly consolidated gold revenue from the Company’s three operating mines of $380 million, a significant increase of 44% ($116 million) over the same period last year (excluding discontinued operations)
•	Record quarterly consolidated cash flow provided by operating activities from the Company’s three operating mines of $216 million, an increase of $130 million or 151% over the first quarter of 2019
•	Record quarterly low consolidated cash operating costs (see “Non-IFRS Measures”) from the Company’s three operating mines of $367 per ounce produced ($382 per ounce sold); consolidated all-in sustaining costs (“AISC”) (see “Non-IFRS Measures”) from its three operating mines of $695 per ounce sold

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•	Net income attributable to the shareholders of the Company of $72 million ($0.07 per share); adjusted net income (see “Non-IFRS Measures”) attributable to the shareholders of the Company of $99 million ($0.10 per share)
•	Fekola Mine achieved record quarterly gold production of 164,011 ounces and record low quarterly cash operating costs of $251 per ounce produced
•	Otjikoto and Masbate Mines continued their remarkable safety performance, extending the number of days without a Lost-Time-Injury to 733 days (approximately 2 years or over 6 million man-hours) at the end of the first quarter of 2020 for Otjikoto and more than 500 days at Masbate (almost 9 million man-hours).
•	B2Gold remains well positioned for continued strong operational and financial performance. Total consolidated production guidance remains at between 1,000,000 and 1,055,000 ounces of gold; consolidated cash operating costs are forecast to be between $415 and $455 per ounce and consolidated AISC are forecast to be between $780 and $820 per ounce
•	Based on current assumptions, including a gold price of $1,500 per ounce for the balance of 2020, the Company expects to generate cashflows from operating activities of approximately $700 million in 2020 and if a $1,700 per ounce gold price is assumed, more than $800 million for 2020
•	Based on the Company’s current life of mine plans, from the five-year period from 2020 to 2024, annual consolidated gold production is forecast to average 950,000 ounces with AISC averaging $825 per ounce
•	In addition to sharing best practices and helping with COVID-19 risk mitigation, the Company is also committed to providing financial assistance to both the local communities and to local and national authorities in the countries in which it operates

(1)	B2Gold applies the equity method of accounting for its approximate 34% ownership interest in Calibre Mining Corp. (“Calibre”) and reports its attributable share of Calibre production ounces as part of its total production results.

2020 First Quarter Operational Results

Consolidated gold production in the first quarter of 2020 was 250,632 ounces, well-above budget by 7% (16,156 ounces) and a significant increase of 25% (50,090 ounces) over the first quarter of 2019 (excluding discontinued operations of El Limon and La Libertad) with solid performances from all the Company’s operations, each of which exceeded its targeted production for the first quarter. The significant increase in gold production over the first quarter of 2019 was driven by the Fekola Mine in Mali which had a very strong start to the year with record quarterly gold production of 164,011 ounces, well-above budget by 9% (14,011 ounces) and 49% (53,662 ounces) higher compared to the first quarter of 2019. Fekola’s significant increase in gold production over the first quarter of 2019 was mainly due to expansion of the Fekola mining fleet and optimization of the pit designs and mine plan for 2020, which have provided access to higher grade portions of the Fekola deposit earlier than anticipated in previous mine plans.

Including attributable reported ounces from Calibre (14,230 ounces in the first quarter of 2020; previously estimated as 12,000 ounces in the Company’s press release dated April 8, 2020), the Company’s total gold production in the first quarter of 2020 was a quarterly record of 264,862 ounces.

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Consolidated cash operating costs in the first quarter of 2020 were a quarterly record low of $367 per ounce produced ($382 per ounce sold), well-below budget by $53 per ounce produced (13%) and the first quarter of 2019 by $87 per ounce produced (19%) (excluding discontinued operations). The favourable budget variance and prior period variance was attributable to the strong operating results from all of the Company's operations with above budget gold production and lower than budgeted total cash operating costs at all sites. During the first quarter of 2020, Fekola achieved quarterly record low cash operating costs of $251 per ounce produced ($286 per ounce sold) which was $40 per ounce produced (14%) below Fekola’s budget and significantly lower compared to Fekola’s prior-year quarter by $132 per ounce produced (34%). In addition, both Masbate’s and Otjikoto’s cash operating costs were also well-below their budgets.

Including estimated attributable results for Calibre, consolidated cash operating costs for the first quarter of 2020 were $389 per ounce produced ($405 per ounce sold).

Consolidated AISC for the first quarter of 2020 were $695 per ounce sold, well-below budget by $110 per ounce (14%) and the first quarter of 2019 by $48 per ounce (6%) (excluding discontinued operations). The favourable budget variance reflects lower-than-budgeted cash operating costs and lower-than-budgeted sustaining capital and exploration expenditures (mainly due to timing and expected to be incurred later in 2020).

Including estimated attributable results for Calibre, AISC for the first quarter of 2020 were $721 per ounce sold compared to budget of $822 per ounce sold and $848 per ounce sold for the first quarter of 2019.

Based on current assumptions for 2020, B2Gold remains well positioned for continued strong operational and financial performance. At the end of the first quarter of 2020, Calibre announced the temporary suspension of its Nicaraguan operations due to COVID-19, creating uncertainty as to what portion of the remaining forecasted production ounces from Calibre would be realized in 2020. However, given that the Company’s three operating mines are already 16,156 ounces ahead of budget at the end of the first quarter of 2020, the Company has determined that its overall consolidated production and financial guidance should be maintained. Therefore, total consolidated production guidance remains at between 1,000,000 and 1,055,000 ounces of gold; consolidated cash operating costs are forecast to be between $415 and $455 per ounce and consolidated AISC are forecast to be between $780 and $820 per ounce.

The Company has implemented several measures and introduced additional precautionary steps to manage and respond to the risks associated with the COVID-19 virus to ensure the safety of B2Gold's employees, contractors, suppliers and surrounding communities where the Company works while continuing to operate. These measures include the movement of people and goods, hygiene and cleanliness, social distancing and remote working, isolation procedures at B2Gold sites in the event of higher risk personnel, working with surrounding communities and contingency plans for potential disruptions including increases of supplies. The Company is continually updating the plan and response measures based on the safety and well-being of its workforce, the severity of the pandemic in areas where it operates, global response measures, government restrictions and extensive community consultation. The Company is working closely with national and local authorities and will be monitoring each site's situation closely while ensuring the safe operation of its mines.

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In addition to sharing best practices and helping with risk mitigation, the Company is also committed to providing financial assistance to both the local communities and to local and national authorities in the countries in which it operates. B2Gold is helping to ensure food security and is providing support for medical equipment and health services to local communities around its mining operations. In Metro Vancouver, B2Gold is contributing CDN$500,000 to support three local community organizations. In Mali, B2Gold has committed $500,000 including funds for much needed medical supplies; in the Philippines, B2Gold has committed $415,000 to assist families with food and basic medical requirements; and in Namibia, B2Gold has committed $321,000, with a focus on hygiene, sanitation and food security within urban townships.

2020 First Quarter Financial Results

Consolidated gold revenue in the first quarter of 2020 was a quarterly record of $380 million from the Company’s three operating mines on sales of 239,500 ounces at an average price of $1,588 per ounce compared to $264 million on sales of 203,400 ounces at an average price of $1,298 per ounce in the first quarter of 2019 (excluding discontinued operations). Compared to the first quarter of 2019, the significant increase in consolidated gold revenue of 44% ($116 million) was mainly attributable to a 22% increase in the average realized gold price and an 18% increase in gold ounces sold. Despite the disruptions caused by the COVID-19 pandemic since March 2020, the Company continues to successfully ship its gold bullion inventory to refineries.

Cash flow provided by operating activities in the first quarter of 2020 was a quarterly record of $216 million from the Company’s three operating mines compared to $86 million in the first quarter of 2019. This significant increase of $130 million (151%) reflected the significant increase in gold revenue, as a result of higher realized gold prices and sales (as discussed above).

Net income for the first quarter of 2020 was $83 million compared to $27 million for the first quarter of 2019. For the first quarter of 2020, the Company generated net income attributable to the shareholders of the Company of $72 million ($0.07 per share) compared to $22 million ($0.02 per share) in the first quarter of 2019. Adjusted net income attributable to shareholders of the Company (see “Non-IFRS Measures”) for the first quarter of 2020 was $99 million ($0.10 per share) compared to $32 million ($0.03 per share) in first quarter of 2019.

Liquidity and Capital Resources

B2Gold continues to maintain a strong financial position and liquidity. As at March 31, 2020, the Company had cash and cash equivalents of $208 million compared to cash and cash equivalents of $141 million at December 31, 2019. Working capital as at March 31, 2020 was $265 million compared to $242 million at December 31, 2019.

The Company has a revolving credit facility (“RCF”) with a syndicate of international banks for an aggregate amount of $600 million. The RCF also allows for an accordion feature whereby upon receipt of additional binding commitments, the facility may be increased to $800 million any time prior to the maturity date of May 9, 2023. During the first quarter of 2020, the Company repaid $25 million on its RCF, leaving an RCF outstanding balance of $175 million as at March 31, 2020.

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The Company continues to monitor the ongoing global impact of the COVID-19 pandemic and has sought to increase its overall cash liquidity by retaining a significant portion of cash generated from operations within cash and cash equivalents. As a precautionary measure and given the current uncertainty resulting from the COVID-19 pandemic, on April 8, 2020, the Company completed the draw down of a further $250 million on its $600 million RCF, resulting in a total revised drawn down balance of $425 million and available undrawn capacity of $175 million. The Company currently has no plans to utilize these funds for operating purposes, given its strong financial position or for acquisitions. The $250 million was drawn to provide additional liquidity flexibility and assurance until the ultimate timing and outcome of the COVID-19 pandemic can be reasonably determined. At the present time, the Company has no pending scheduled debt repayment other than normal scheduled repayments on its Caterpillar equipment loan facilities.

Based on current assumptions, including the continued strong operating performance at each of the Company's mines and no other unforeseen work stoppages due to COVID-19, the Company still expects to have the option to repay the entire drawn balance of $425 million under its RCF over the course of the 2020 fiscal year and finish 2020 in a strong net positive cash position. The Company’s ongoing strategy is to continue to maximize profitable production from its mines, reduce debt, expand the Fekola Mine throughput and annual production, further advance its pipeline of development and exploration projects and evaluate exploration opportunities.

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Operations

Mine-by-mine gold production in the first quarter of 2020 (including the Company’s 34% share of Calibre’s production) was as follows:

Mine	Q1 2020 Gold Production (ounces)	2020 Forecast Annual Gold Production (ounces)
Fekola	164,011	590,000 - 620,000
Masbate	44,872	200,000 - 210,000
Otjikoto	41,749	165,000 - 175,000
B2Gold Consolidated (1)	250,632	955,000 – 1,005,000

Equity interest in Calibre (2)	14,230	45,000 - 50,000 (3)

Total	264,862	1,000,000 – 1,055,000 (3)

(1)	“B2Gold Consolidated” - gold production is presented on a 100% basis, as B2Gold fully consolidates the results of its Fekola, Masbate and Otjikoto mines in its consolidated financial statements (even though it does not own 100% of these operations).
(2)	“Equity interest in Calibre” - gold production in the first quarter of 2020 represents the Company’s approximate 34% indirect share of the operations of Calibre’s El Limon and La Libertad mines. B2Gold applies the equity method of accounting for its approximate 34% ownership interest in Calibre.
(3)	At the end of the first quarter of 2020, Calibre announced the temporary suspension of its Nicaraguan operations due to COVID-19, however, given that the Company’s three operating mines are 16,156 ounces ahead of budget at the end of the first quarter, the Company has determined that its overall guidance should be maintained.

Mine-by-mine cash operating costs per ounce (on a per ounce of gold produced and sold basis) in the first quarter of 2020 were as follows (presented on a 100% basis):

Mine	Q1 2020 Cash Operating Costs ($ per ounce produced)	Q1 2020 Cash Operating Costs ($ per ounce sold)	2020 Annual Guidance Cash Operating Costs ($ per ounce)
Fekola	$251	$286	$285 - $325
Masbate	$722	$661	$665 - $705
Otjikoto	$441	$416	$480 - $520
B2Gold Consolidated	$367	$382	$395 - $440

Equity interest in Calibre	$779	$779	$720 - $760

Total	$389	$405	$415 - $455

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Mine-by-mine AISC (on a per ounce of gold sold basis) in the first quarter of 2020 were as follows (presented on a 100% basis):

Mine	Q1 2020 AISC ($ per ounce sold)	2020 Annual Guidance AISC ($ per ounce sold)
Fekola	$519	$555 - $595
Masbate	$908	$965 - $1,005
Otjikoto	$850	$1,010 - $1,050
B2Gold Consolidated	$695	$765 - $805

Equity interest in Calibre	$1,157	$1,020 - $1,060

Total	$721	$780 - $820

Fekola Gold Mine - Mali

The Fekola Mine in Mali had a very strong start to the year with record first quarter gold production of 164,011 ounces, well-above budget by 9% (14,011 ounces). This was mainly attributable to higher than budget mined grade from Phase 4 of the Fekola Pit. Compared to the first quarter of 2019, gold production was significantly higher by 49% (53,662 ounces), mainly due to expansion of the Fekola mining fleet and optimization of the pit designs and mine plan, which have provided access to higher grade portions of the Fekola deposit earlier than anticipated in previous mine plans.

For the first quarter of 2020, mill throughput was 1.75 million tonnes, exceeding budget by 2.5% and comparable to the first quarter of 2019 (despite planned interruptions related to the ongoing mill expansion project). The average grade processed was 3.11 grams per tonne (“g/t”), 7% higher than budget of 2.91 g/t and 47% higher than the 2.11 g/t processed in the first quarter of 2019 (due to a decision to temporarily mine higher grade areas in Phase 4 of the Fekola deposit earlier than anticipated in the 2020 mine plan in order to supplement ore stockpiles and ensure the ore is accessed prior to the rainy season). Gold recoveries in the first quarter of 2020 averaged 93.8%, comparable to budget and the first quarter of 2019.

Fekola’s cash operating costs for the first quarter of 2020 were a quarterly record low of $251 per ounce produced ($286 per ounce sold), well-below budget by $40 per ounce produced (14%) and significantly lower than the prior-year quarter by $132 per ounce produced (34%). This was mainly due to higher gold production. Fekola’s per ounce cash operating costs were well-below budget for the first quarter, despite incurring above budgeted fuel prices. Budgeted fuel prices at Fekola were based on October 2019 actual prices, which then increased in the fourth quarter of 2019. Fuel prices at Fekola have started to trend down again in the first quarter of 2020. However, fuel prices in Mali are set by the Government one month in advance and contain a fixed price component for cross-border freight and clearance costs. In addition, Fekola typically has one to two months of inventory on hand at any point in time, which is drawn down and included in cash operating costs as that inventory is utilized. Therefore, reported HFO and diesel costs only partially mirror changes in underlying crude prices and usually with an approximately three-month time lag.

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Fekola’s AISC for the first quarter of 2020 were $519 per ounce sold, well below budget by $59 per ounce (10%) and the prior-year quarter by $95 per ounce (15%). The lower-than-budgeted AISC reflects the lower cash operating costs and lower-than-budgeted sustaining capital and exploration expenditures ($11 million), partially offset by higher royalties (resulting from higher gold prices). The lower sustaining capital and exploration expenditures were mainly due to timing (except for approximately $3 million of expected overall savings on the tailings storage facility project).

Capital expenditures in the first quarter of 2020 totaled $74 million primarily consisting of $30 million for the mining fleet expansion, $16 million for the processing plant expansion, $11 million for the solar plant and $5 million for pre-stripping.

Based on current assumptions, for full-year 2020, the low-cost Fekola Mine is expected to produce between 590,000 and 620,000 ounces of gold at cash operating costs of between $285 and $325 per ounce and AISC of between $555 and $595 per ounce.

Fekola Mine Expansion

The Fekola Mine expansion project has progressed well in the first quarter of 2020 and is scheduled to be completed by the end of the third quarter of 2020. Mining fleet expansion equipment started to arrive on site ahead of schedule in January 2020 and these pieces were commissioned in the first quarter of 2020. The next round of mining fleet expansion equipment continues to arrive on site and is in the process of being commissioned. All mill expansion materials have been ordered and the majority of supplies are on site. Installation of steel and tanks have commenced and more than 50% of the necessary expansion tie-ins have been completed, and a double tailings dam lift is more than 90% done and is expected to be completed ahead of schedule and under budget in the second quarter of 2020.

Fekola Solar Plant

The Fekola solar plant engineering and construction has progressed well in the first quarter of 2020. However, due to issues related to COVID-19, the Company has made the decision to temporarily suspend construction activities on the solar plant. Suspending the solar plant installation is not expected to impact Fekola’s production guidance for 2020 and will increase availability at the Fekola camp to assist mining operations in isolating more of the critical workforce on site and mitigate COVID-19 related travel and quarantine restrictions. The Company expects the solar plant construction will still be completed within six months of the restart of solar construction activities.

Masbate Gold Mine – the Philippines

The Masbate Mine in the Philippines continued to perform well through the first quarter of 2020, producing 44,872 ounces of gold, slightly above budget by 2% (782 ounces), as higher-than-budgeted processed grade/recovery more than offset lower-than-budgeted throughput (due to unbudgeted downtime for a SAG mill inspection and reline, maintenance activities and a five day temporary suspension of mining activities due to fuel shortage). Mining activities in the Montana Pit were scheduled to start at the beginning of 2020 but did not commence until early February 2020. Consequently, lower waste stripping activity was completed at Montana during the first quarter and more material was mined from the Main Vein Pit than budgeted. Ore grade, oxide ore tonnage and total ore tonnage mined from the Main Vein Pit were all better than modelled, resulting in higher-than-budgeted grade/recovery. Compared to the first quarter of 2019, gold production was lower by 22% (12,609 ounces), as planned, mainly due to lower budgeted grade.

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For the first quarter of 2020, mill throughput was 1.87 million tonnes (compared to budget of 2.07 million tonnes and 1.83 million tonnes in the first quarter of 2019). The average grade processed was 0.90 g/t (compared to budget of 0.86 g/t and 1.32 g/t in the first quarter of 2019) and gold recoveries averaged 83.2% (compared to budget of 76.8% and 73.6% in the first quarter of 2019). Oxide ore represented 23% of the processed tonnage for the quarter (versus budget of 6% and 31% in the first quarter of 2019). Ore was mined from both the Main Vein and Montana pits in the first quarter of 2020, with positive variances experienced in Main Vein from unbudgeted ore backfill encountered in historic surface and underground mine workings.

Masbate’s first quarter cash operating costs were $722 per ounce produced ($661 per ounce sold), well-below budget by $61 per ounce produced (8%). The favourable budget variance was attributable to lower-than-budgeted mining/processing costs. Cost savings reflected below budget mined tonnage from the Montana Pit, less waste stripping activity than budgeted and the temporary suspension of mining activities in late March 2020 due to disruptions to the fuel supply chain caused by COVID-19. Fuel supply lines were re-established at the end of March and mining operations recommenced on March 30, 2020. In addition, Masbate’s fuel costs were below budget due to lower-than-budgeted fuel prices and haul costs arising from less mining activity in the Montana Pit than budgeted. Compared to the first quarter of 2019, cash operating costs were higher by $216 per ounce produced, as expected, due to lower gold production and mining in the higher strip ratio Montana Pit.

Masbate’s AISC for the quarter were $908 per ounce sold (Q1 2019 - $743 per ounce sold), significantly below budget by $310 per ounce (25%), mainly due to lower-than-budgeted cash operating costs, higher-than-budgeted gold ounces sold and lower-than-budgeted sustaining capital expenditures ($7 million) (due to timing differences).

Capital expenditures for the first quarter of 2020 totalled $5 million, including $2 million for mill maintenance, $1 million for pre-stripping and $1 million for mobile equipment acquisition costs and rebuilds.

Masbate’s gold production is scheduled to be weighted towards the second half of 2020 (54%), as higher- grade ore from the new Montana Pit is forecast to be processed during the second half of the year. At the end of April, the government announced a loosening of restrictions in the Philippines that allows Masbate to ramp back up to full staffing and the Company is now mining in both Montana and Main Vein Pits. The temporary reduction in mining fleet and staff is not forecasted to impact Masbate’s production forecast for the second quarter of 2020 or its 2020 annual production guidance.

For full-year 2020, the Masbate Mine is expected to produce between 200,000 and 210,000 ounces of gold in total from the Main Vein and Montana Pits, at cash operating costs of between $665 and $705 per ounce and AISC of between $965 and $1,005 per ounce.

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Otjikoto Gold Mine - Namibia

The Otjikoto Mine in Namibia also had a solid first quarter, producing 41,749 ounces of gold, 3% (1,363 ounces) above budget, as processed tonnes, grade, and recovery were all slightly better than budget. Compared to the first quarter of 2019, gold production was significantly higher by 28% (9,037 ounces), due to higher grade ore from the Wolfshag Pit (ore production from the pit resumed in the second half of 2019 following pre-stripping). The Otjikoto Mine continued its remarkable safety performance, extending the number of days without a Lost-Time-Injury to 733 days (approximately 2 years or over 6 million man-hours) as at March 31, 2020.

During the first quarter of 2020, the Otjikoto Mine processed 0.86 million tonnes (compared to budget of 0.85 million tonnes and 0.80 million tonnes in the first quarter of 2019) at an average grade of 1.54 g/t (compared to budget of 1.51 g/t and 1.29 g/t in the first quarter of 2019) and average gold recoveries of 98.4% (compared to budget of 98.0% and 98.6% in the first quarter of 2019).

For the first quarter of 2020, Otjikoto’s cash operating costs were $441 per ounce produced ($416 per ounce sold), well-below budget by $64 per ounce produced (13%) and significantly lower than the first quarter of 2019 by $161 per ounce produced (27%). The favourable budget variance was attributable to higher-than-budgeted gold production, lower-than-budgeted fuel/reagent costs and a weaker-than-budgeted Namibian dollar, partially offset by lower-than-budgeted stockpile adjustments. Compared to the first quarter of 2019, cash operating costs were lower mainly due to higher gold production.

Otjikoto’s AISC for the first quarter of 2020 were $850 per ounce sold (Q1 2019 - $829 per ounce sold), well-below budget by $93 per ounce (10%), mainly due to higher-than-budgeted gold production, lower-than-budgeted cash operating costs and sustaining capital expenditures ($2 million) (as a result of timing differences).

Capital expenditures in the first quarter of 2020 totaled $12 million, including $10 million for pre-stripping in the Otjikoto Phase 3 and Wolfshag Phase 3 Pits.

The Namibian government had previously communicated that it continues to support safe mining but had directed mines to reduce staffing to minimal levels. The Company had accordingly implemented temporary measures at the Otjikoto Mine to reduce employees active on site to the minimum levels required to continue with mining and milling operations. On April 30, 2020, the government of Namibia announced the end of the Phase 1 lockdown and a partial easing of restrictions which allowed Otjikoto to resume full mining operations. A return to full mining production will be completed within the first week of May. The previous, temporary cessation of waste mining will not impact Otjikoto’s production forecast for the second quarter of 2020 or its 2020 annual production guidance.

Based on current assumptions, for full-year 2020, the Otjikoto Mine is forecast to produce between 165,000 and 175,000 ounces of gold, from the Otjikoto and Wolfshag Pits, at cash operating costs of between $480 and $520 per ounce and AISC of between $1,010 and $1,050 per ounce.

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Development

Gramalote Project - Colombia

On March 30, 2020 B2Gold announced that at the Gramalote Project, a joint venture with AngloGold Ashanti Limited, infill drilling of the Inferred Mineral Resource would be temporarily suspended due to COVID-19, while other aspects of the Feasibility Study would continue to advance. The decision was taken considering the National Emergency and National Quarantine announced by the Colombian government and after consultation with surrounding communities and various levels of Colombian government. The Company expects that the suspension of drilling will likely delay the completion of the Gramalote project feasibility study to the first quarter of 2021.

On April 27, 2020, the Colombian government in Antioquia commenced a tightly regulated process of returning manufacturing and construction industries back to work while still maintaining strict controls over public movement. Working with Colombian authorities, the Company is preparing the reactivation of operational activities at the Gramalote Project, starting with the conditioning of Gramalote’s facilities, installation of monitoring technology, and development of COVID-19 management protocols. When those activities are completed, the Company will be able to reactivate some operational activities, including the recommencement of drilling with a reduced number of drills.

Outlook

Based on current assumptions for 2020, B2Gold remains well positioned for continued strong operational and financial performance. Total consolidated production guidance remains at between 1,000,000 and 1,055,000 ounces of gold; consolidated cash operating costs are forecast to be between $415 and $455 per ounce and consolidated AISC are forecast to be between $780 and $820 per ounce. We remain on guidance even though at the end of the first quarter of 2020, Calibre Mining Corp. (34% owned by B2Gold) announced the temporary suspension of its Nicaraguan operations due to COVID-19, creating uncertainty as to what portion of the remaining forecasted production ounces from Calibre would be realized in 2020. However, given that the Company’s three operating mines are already 16,156 ounces ahead of budget at the end of the first quarter of 2020, the Company has determined that its overall consolidated production and financial guidance should be maintained. The Company is on schedule to realize a significant increase in gold production from the Fekola Mine in 2020 (approximately 600,000 ounces) based on the addition of a larger mining fleet, the optimization of the mining sequence, and the mill expansion. B2Gold's construction team is on schedule to complete the Fekola mill expansion in the third quarter of 2020, which along with the larger mining fleet will significantly increase mill throughput, yielding projected annual production averaging 550,000 ounces of gold over the next five years based on current assumptions.

While B2Gold remains in a very strong financial position, the Company drew down $250 million on its RCF in early April 2020. This was a purely precautionary measure given the current global economic environment caused by the COVID-19 pandemic and the Company expects to continue to generate net cash flows through the balance of 2020 and finish 2020 in a significant net positive cash position.

Despite some of the challenges that the current COVID-19 pandemic has created in each of the locations where the Company operates or is head-quartered, the Company continues to operate virtually unimpeded. The Company is very of proud of its employees' dedication and resilience in these challenging times and believes it is in part due to the executive team’s and mine employees’ years of experience in all aspects of international mining, and our culture of fairness, respect and transparency. That resilience is reflected in the Company's record first quarter of 2020 results.

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In conjunction with this success, we are also very mindful of the communities where we operate and continue to assist local and national governments in their efforts to respond to the COVID-19 crisis. B2Gold would like to thank all levels of government in the countries for working with the Company in mutually trusting relationships during these challenging times.

B2Gold is helping to ensure food security and is providing support for medical equipment and health services to local communities around our mining operations. In Metro Vancouver, B2Gold is contributing CDN$500,000 to support three local community organizations. In Mali, B2Gold has committed $500,000 including funds for much needed medical supplies; in the Philippines, B2Gold has committed $415,000 to assist families with food and basic medical requirements; and in Namibia, we have committed $321,000, with a focus on hygiene, sanitation and food security within urban townships.

In addition, to managing its operations through these current challenging times, B2Gold will also look forward through the balance of 2020 and beyond and remain committed to continuing to execute on its strategic objectives. The Company's ongoing strategy is to continue to maximize profitable production from its mines, reduce debt, expand the Fekola Mine throughput and annual production, further advance its pipeline of development and exploration projects, evaluate opportunities and continue to pay a dividend.

Qualified Persons

Bill Lytle, Senior Vice President of Operations, a qualified person under NI 43-101, has approved the the scientific and technical information related to operations matters contained in this news release.

First Quarter 2020 Financial Results - Conference Call Details

B2Gold will release its first quarter of 2020 financial results after the North American markets close on Tuesday, May 5, 2020.

B2Gold executives will host a conference call to discuss the First Quarter 2020 Earnings on Wednesday, May 6, 2020, at 10:00 am PDT/1:00 pm EDT. You may access the call by dialing the operator at +1 (647) 788-4919 (local or international) or toll free at +1 (877) 291-4570 prior to the scheduled start time or you may listen to the call via webcast by clicking: https://www.webcaster4.com/Webcast/Page/1493/34084. A playback version will be available for two weeks after the call at +1 (416) 621-4642 (local or international) or toll free at +1 (800) 585-8367 (passcode 9543136).

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On Behalf of B2GOLD CORP.

“Clive T. Johnson”

President and Chief Executive Officer

For more information on B2Gold please visit the Company website at www.b2gold.com or contact:

Ian MacLean	Katie Bromley
Vice President, Investor Relations	Manager, Investor Relations & Public Relations
604-681-8371	604-681-8371
imaclean@b2gold.com	kbromley@b2gold.com

The Toronto Stock Exchange and NYSE American LLC neither approve nor disapprove the information contained in this news release.

Production results and production guidance presented in this news release reflect total production at the mines B2Gold operates on a 100% project basis. Please see our Annual Information Form dated March 20, 2020 for a discussion of our ownership interest in the mines B2Gold operates.

This news release includes certain “forward-looking information” and “forward-looking statements” (collectively forward-looking statements”) within the meaning of applicable Canadian and United States securities legislation, including: projections; outlook; guidance; forecasts; estimates; and other statements regarding future or estimated financial and operational performance, gold production and sales, revenues and cash flows, and capital costs (sustaining and non-sustaining) and operating costs, including projected cash operating costs and AISC, and budgets on a consolidated and mine by mine basis; the impact of the COVID-19 pandemic on B2Gold’s operations, including any restrictions or suspensions with respect to our operations and the effect of any such restrictions or suspensions on our financial and operational results; the ability of the Company to successfully maintain our operations if they are temporarily suspended, and to restart or ramp-up these operations efficiently and economically, the impact of COVID-19 on the Company’s workforce, suppliers and other essential resources and what effect those impacts, if they occur, would have on our business, our planned capital and exploration expenditures; future or estimated mine life, metal price assumptions, ore grades or sources, gold recovery rates, stripping ratios, throughput, ore processing; statements regarding anticipated exploration, drilling, development, construction, permitting and other activities or achievements of B2Gold; and including, without limitation: B2Gold generating operating cashflows of approximately $700 million in 2020; the anticipated repayment of the outstanding RCF balance in 2020 and the availability of the facility; remaining well positioned for continued strong operational and financial performance for the remainder of 2020; projected gold production, cash operating costs and AISC on a consolidated and mine by mine basis in 2020, including total consolidated gold production of between 1,000,000 and 1,055,000 ounces in 2020 with cash operating costs of between $415 and $455 per ounce and AISC of between $780 and $820 per ounce; annual consolidated gold production forecast to average 950,000 ounces between 2020 and 2024 with AISC averaging $825 per ounce; the realization of a significant increase in gold production from Fekola in 2020; the completion of the mill expansion at Fekola and the timing, results and costs thereof; the Fekola expansion being expected to increase gold production to an average of 550,000 ounces per year during the five-year period 2020-2024; the anticipated cost, timing and results for the addition of a solar plant to the Fekola Mine, including the timing to complete following restart of construction;; the availability of future takedowns under the RCF; the RCF and operating cash flows allowing B2Gold to meet its current obligations as they come due and providing financial flexibility to advance existing assets and pursue exploration opportunities; and production levels and B2Gold’s attributable share at El Limon and La Libertad. All statements in this news release that address events or developments that we expect to occur in the future are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, although not always, identified by words such as “expect”, “plan”, “anticipate”, “project”, “target”, “potential”, “schedule”, “forecast”, “budget”, “estimate”, “intend” or “believe” and similar expressions or their negative connotations, or that events or conditions “will”, “would”, “may”, “could”, “should” or “might” occur. All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made.

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Forward-looking statements necessarily involve assumptions, risks and uncertainties, certain of which are beyond B2Gold’s control, including risks associated with or related to: the duration and extent of the COVID-19 pandemic, the effectiveness of preventative measures and contingency plans put in place by the Company to respond to the COVID-19 pandemic, including, but not limited to, social distancing, a non-essential travel ban, business continuity plans, and efforts to mitigate supply chain disruptions; escalation of travel restrictions on people or products and reductions in the ability of the Company to transport and refine doré; the volatility of metal prices and B2Gold’s common shares; changes in tax laws; the dangers inherent in exploration, development and mining activities; the uncertainty of reserve and resource estimates; not achieving production, cost or other estimates; actual production, development plans and costs differing materially from the estimates in B2Gold’s feasibility and other studies; the ability to obtain and maintain any necessary permits, consents or authorizations required for mining activities; environmental regulations or hazards and compliance with complex regulations associated with mining activities; climate change and climate change regulations; the ability to replace mineral reserves and identify acquisition opportunities; the unknown liabilities of companies acquired by B2Gold; the ability to successfully integrate new acquisitions; fluctuations in exchange rates; the availability of financing; financing and debt activities, including potential restrictions imposed on B2Gold’s operations as a result thereof and the ability to generate sufficient cash flows; operations in foreign and developing countries and the compliance with foreign laws, including those associated with operations in Mali, Namibia, the Philippines, Colombia and Burkina Faso and including risks related to changes in foreign laws and changing policies related to mining and local ownership requirements or resource nationalization generally, including in response to the COVID-19 outbreak; remote operations and the availability of adequate infrastructure; fluctuations in price and availability of energy and other inputs necessary for mining operations; shortages or cost increases in necessary equipment, supplies and labour; regulatory, political and country risks, including local instability or acts of terrorism and the effects thereof; the reliance upon contractors, third parties and joint venture partners; the lack of sole decision-making authority related to Filminera Resources Corporation, which owns the Masbate Project; challenges to title or surface rights; the dependence on key personnel and the ability to attract and retain skilled personnel; the risk of an uninsurable or uninsured loss; adverse climate and weather conditions; litigation risk; competition with other mining companies; community support for B2Gold’s operations, including risks related to strikes and the halting of such operations from time to time; conflicts with small scale miners; failures of information systems or information security threats; the ability to maintain adequate internal controls over financial reporting as required by law, including Section 404 of the Sarbanes-Oxley Act; compliance with anti-corruption laws, and sanctions or other similar measures; social media and B2Gold’s reputation; risks affecting Calibre having an impact on the value of the Company’s investment in Calibre, including the impact of the temporary suspension of operations in Nicaragua and withdrawal of Calibre’s annual forecasted gold production, and potential dilution of our equity interest in Calibre; as well as other factors identified and as described in more detail under the heading “Risk Factors” in B2Gold’s most recent Annual Information Form, B2Gold’s current Form 40-F Annual Report and B2Gold’s other filings with Canadian securities regulators and the U.S. Securities and Exchange Commission (the “SEC”), which may be viewed at www.sedar.com and www.sec.gov, respectively (the “Websites”). The list is not exhaustive of the factors that may affect B2Gold’s forward-looking statements

B2Gold’s forward-looking statements are based on the applicable assumptions and factors management considers reasonable as of the date hereof, based on the information available to management at such time. These assumptions and factors include, but are not limited to, assumptions and factors related to B2Gold’s ability to carry on current and future operations, including: the duration and effects of COVID-19 on our operations and workforce; development and exploration activities; the timing, extent, duration and economic viability of such operations, including any mineral resources or reserves identified thereby; the accuracy and reliability of estimates, projections, forecasts, studies and assessments; B2Gold’s ability to meet or achieve estimates, projections and forecasts; the availability and cost of inputs; the price and market for outputs, including gold; foreign exchange rates; taxation levels; the timely receipt of necessary approvals or permits; the ability to meet current and future obligations; the ability to obtain timely financing on reasonable terms when required; the current and future social, economic and political conditions; and other assumptions and factors generally associated with the mining industry.

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B2Gold’s forward-looking statements are based on the opinions and estimates of management and reflect their current expectations regarding future events and operating performance and speak only as of the date hereof. B2Gold does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change other than as required by applicable law. There can be no assurance that forward-looking statements will prove to be accurate, and actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits or liabilities B2Gold will derive therefrom. For the reasons set forth above, undue reliance should not be placed on forward-looking statements.

Non-IFRS Measures

This news release includes certain terms or performance measures commonly used in the mining industry that are not defined under International Financial Reporting Standards (“IFRS”), including “cash operating costs” and “all-in sustaining costs” (or “AISC”). Non-IFRS measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS and should be read in conjunction with B2Gold’s consolidated financial statements. Readers should refer to B2Gold’s Management Discussion and Analysis, available on the Websites, under the heading “Non-IFRS Measures” for a more detailed discussion of how B2Gold calculates certain of such measures and a reconciliation of certain measures to IFR terms.

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B2GOLD CORP.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE THREE MONTHS ENDED MARCH 31

(Expressed in thousands of United States dollars, except per share amounts)

(Unaudited)

	2020	2019

Gold revenue	$380,298	$263,982

Cost of sales
Production costs	(91,556)	(92,837)
Depreciation and depletion	(70,612)	(60,631)
Royalties and production taxes	(25,731)	(17,954)
Total cost of sales	(187,899)	(171,422)

Gross profit	192,399	92,560

General and administrative	(10,188)	(14,786)
Share-based payments	(3,647)	(3,982)
Community relations	(3,734)	(678)
Foreign exchange (losses) gains	(1,232)	1,326
Share of income of associate	6,400	—
Other	(573)	(297)
Operating income	179,425	74,143

Interest and financing expense	(4,517)	(7,439)
(Losses) gains on derivative instruments	(14,842)	6,246
Other	(179)	(66)
Income from continuing operations before taxes	159,887	72,884

Current income tax, withholding and other taxes	(63,470)	(25,569)
Deferred income tax expense	(13,409)	(12,070)
Net income from continuing operations	83,008	35,245

Loss from discontinued operations attributable to shareholders of the Company	—	(8,722)
Net income for the period	$83,008	$26,523

Attributable to:
Shareholders of the Company	$72,287	$22,295
Non-controlling interests	10,721	4,228
Net income for the period	$83,008	$26,523

Earnings per share from continuing operations (attributable to shareholders of the Company)
Basic	$0.07	$0.03
Diluted	$0.07	$0.03

Earnings per share (attributable to shareholders of the Company)
Basic	$0.07	$0.02
Diluted	$0.07	$0.02

Weighted average number of common shares outstanding (in thousands)
Basic	1,035,032	1,001,410
Diluted	1,047,943	1,015,484

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B2GOLD CORP.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE THREE MONTHS ENDED MARCH 31

(Expressed in thousands of United States dollars)

(Unaudited)

	2020	2019
Operating activities
Net income from continuing operations for the period	$83,008	$35,245
Mine restoration provisions settled	(189)	(124)
Non-cash charges, net	104,529	57,023
Changes in non-cash working capital	31,743	(5,107)
Changes in long-term value added tax receivables	(2,878)	(1,839)
Cash provided by operating activities of continuing operations	216,213	85,198
Cash provided by operating activities of discontinued operations	—	1,221
Cash provided by operating activities	216,213	86,419

Financing activities
Repayment of revolving credit facility	(25,000)	—
Repayment of equipment loan facilities	(10,796)	(2,312)
Interest and commitment fees paid	(3,776)	(5,770)
Common shares issued for cash on exercise of stock options	16,344	21,165
Dividends paid	(10,368)	—
Principal payments on lease arrangements	(829)	(757)
Restricted cash movement	2,104	(856)
Cash (used) provided by financing activities of continuing operations	(32,321)	11,470
Cash used by financing activities of discontinued operations	—	(184)
Cash (used) provided by financing activities	(32,321)	11,286

Investing activities
Expenditures on mining interests:
Fekola Mine	(74,133)	(21,284)
Masbate Mine	(4,761)	(8,444)
Otjikoto Mine	(11,732)	(7,282)
Gramalote Project	(12,678)	(1,188)
Other exploration and development	(9,364)	(6,621)
Other	(17)	(151)
Cash used by investing activities of continuing operations	(112,685)	(44,970)
Cash used by investing activities of discontinued operations	—	(13,527)
Cash used by investing activities	(112,685)	(58,497)

Increase in cash and cash equivalents	71,207	39,208

Effect of exchange rate changes on cash and cash equivalents	(3,864)	(377)
Cash and cash equivalents, beginning of period	140,596	102,752
Less cash associated with discontinued operations, end of period	—	(12,150)
Cash and cash equivalents, end of period	$207,939	$129,433

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B2GOLD CORP.

CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of United States dollars)

(Unaudited)

	As at March 31, 2020	As at December 31, 2019
Assets
Current
Cash and cash equivalents	$207,939	$140,596
Accounts receivable, prepaids and other	21,088	37,890
Value-added and other tax receivables	10,605	11,070
Inventories	238,293	217,923
Assets classified as held for sale	22,701	22,021
	500,626	429,500

Value-added tax receivables	27,701	25,153
Mining interests
Owned by subsidiaries	2,078,130	2,046,731
Investments in joint ventures and associates	149,814	130,736
Other assets	60,158	49,615
Deferred income taxes	—	1,336
	$2,816,429	$2,683,071
Liabilities
Current
Accounts payable and accrued liabilities	$80,792	$83,370
Current income and other taxes payable	95,766	53,396
Current portion of long-term debt	22,033	26,030
Current portion of derivative instruments at fair value	11,144	1,909
Other current liabilities	3,191	357
	212,926	165,062

Long-term debt	202,976	235,821
Mine restoration provisions	89,004	75,419
Deferred income taxes	157,663	145,590
Employee benefits obligation	5,270	4,736
Other long-term liabilities	6,351	4,791
	674,190	631,419
Equity
Shareholders’ equity
Share capital
Issued: 1,036,898,469 common shares (Dec 31, 2019 – 1,030,399,987)	2,361,451	2,339,874
Contributed surplus	53,666	56,685
Accumulated other comprehensive loss	(145,822)	(145,071)
Deficit	(198,393)	(261,245)
	2,070,902	1,990,243
Non-controlling interests	71,337	61,409
	2,142,239	2,051,652
	$2,816,429	$2,683,071

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